NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	April 4, 2017

Canada: TSX: KLS
United States: NYSE MKT: KIQ

KELSO TECHNOLOGIES INC. NEW TECHNOLOGY - PRESSURE TANK CAR KIT

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. (“Kelso” or the “Company”), (TSX: KLS), (NYSE MKT: KIQ) reports that the Company has completed the development of a package of specialized equipment (KIT) for rail pressure cars that transport Liquefied Petroleum Gases (LPG) such as propane and butane and Natural Gas Liquid Chemicals (NGL) such as hydrogen fluoride.

Our KIT includes our new patented (Patent No. 9,568,146 B1 expiring 2034) pressure car pressure relief valve (PPRV), unique 2-inch angle valve (AV) combined with our high quality check valve, needle valve, thermo-well and magnetic gauging device. This high value product package increases our technology footprint in rail tank technology. Our pressure car kit allows Kelso to participate in all of our market targets in the rail tank car industry with the exception of inhalation risk commodities such as chlorine which remain beyond our risk/reward interests.

The PPRV features our proprietary constant force spring technology with a low profile design that is mounted externally to the tank where it is protected from the commodity. Our innovative AV is an-easy-to use valve milled from a single piece of high quality fabricated steel (not cast) that eliminates porosity weakness. The Association of American Railroads has approved both the PPRV and AV for service field trials which can take up to two years for final approval.

James R. Bond, CEO of the Company comments that “Our reliance on the rail tank car market has severely damaged our financial performance over the past two years. Our future success will involve careful management of the risks and challenges imposed by the deep economic slump in rail that remains beyond our control. Kelso has initiated diverse product development strategies in transportation markets that are anticipated to eventually generate multi-million dollar revenue streams. Along with our diversification ambitions, we remain dedicated to our customers in the rail tank car technology. When capital investment activity improves in the future our best-of-technology rail products like our KIT will be able to generate healthy financial performance. Our corporate goal through our product development strategies is to achieve revenue stability from a wide range of customer bases in many different markets to initiate the growth of our business.”

About Kelso Technologies

Kelso is an engineering development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a designer and reliable supplier of unique high performance rail tank car equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that AAR service trials for the PPRV and AV will be successful; that our future success can be achieved through the careful management of the risks and challenges imposed by the deep economic slump in rail that remains beyond our control; that Kelso has initiated diverse product development strategies in transportation markets that are anticipated to eventually generate multi-million dollar revenue streams; that when capital investment activity improves in the rail tank car industry in the future, our best-of-technology rail products like our KIT will be able to generate healthy financial performance; and our product development strategies can achieve revenue stability from a wide range of customer bases in many different markets to initiate the growth of our business. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that regulatory deadlines for compliance may be delayed or cancelled; the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; PHMSA rules may not be finalized, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; and our new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com